No Act

P.E. 1/17/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005545

Received SEC

MAR - 6 2014

Washington, DC 20549

March 6, 2014

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public
Availability: 3-6-14

Re: The Home Depot, Inc.
Incoming letter dated January 17, 2014

Dear Ms. Ising:

This is in response to your letter dated January 17, 2014 concerning the shareholder proposal submitted to Home Depot by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 6, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Home Depot, Inc.
Incoming letter dated January 17, 2014

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes. The proposal also describes when the bylaw would, and would not, apply.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain when the requested bylaw would apply. In this regard, we note that the proposal provides that preliminary voting results would not be available for solicitations made for "other purposes," but that they would be available for solicitations made for "other proper purposes." Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Home Depot relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

January 17, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Home Depot, Inc.*
Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The Home Depot, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states, in relevant part, that:

> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under NYSE rules; 2) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and 3) shareholder resolutions submitted for inclusion in the proxy pursuant to SEC Rule 14a-8.
>
> This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and

- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff consistently has permitted the exclusion of shareholder proposals under Rule 14a-8(i)(3) where the proposals are internally inconsistent so that neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. For example, in *Bank of America Corp.* (avail. Mar. 12, 2013), the Staff concurred in the exclusion of a proposal that requested the formation of a committee to explore "extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of [the company's] businesses." The company successfully argued that the proposal used "ambiguous and inconsistent language" providing for "alternative interpretations" but that it failed "to provide any guidance as to how the ambiguities should be resolved." In particular, the company noted that the proponent's definition of an extraordinary transaction as one "for which stockholder approval is required under applicable law or stock exchange listing standard" was inconsistent with examples of so-called extraordinary transactions throughout the proposal and the supporting statement. In light of this ambiguous and inconsistent language, the Staff agreed that Bank of America could exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite.

See also Newell Rubbermaid Inc. (avail. Feb. 21, 2012) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that the fact that the proposal, which sought to permit shareholders to call special meetings, presented two different standards for determining the number of shareholders entitled to call special meetings, and failed to provide any guidance on how the ambiguity should be resolved, made it impossible to fully understand the effect of implementation); *SunTrust Banks, Inc.* (avail. Dec. 31, 2008) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal sought to impose executive compensation limitations with no duration stated for the limitations, but where correspondence from the proponent indicated an intended duration); *Verizon Communications Inc.* (avail. Feb. 21, 2008) (concurring with the exclusion of a proposal attempting to set formulas for short- and long-term incentive-based executive compensation where the company argued that because the methods of calculation were inconsistent with each other, it could not determine with any certainty how to implement the proposal); *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) that requested that all stock options granted by the company be expensed in accordance with Financial Accounting Standards Board ("FASB") guidelines, where the company argued that the applicable FASB standard "expressly allows the [c]ompany to adopt either of two different methods of expensing stock-based compensation" but that because the proposal failed to provide any guidance, it would be impossible to determine which of the two alternative methods the company would need to adopt in order to implement the proposal).

As with the proposal in *Bank of America* and the other precedents above, in the current instance, the Proposal is vague and indefinite so as to be inherently misleading because it is internally inconsistent. First, the first paragraph of the Proposal indicates that the "enhanced confidential voting requirement should apply to . . . management-sponsored or Board-sponsored resolutions seeking approval of executive pay *or for other purposes*" (emphasis added), whereas the second paragraph of the Proposal states, "[n]or shall this proposal impede the Company's ability to monitor the number of votes cast for the purposes of achieving a quorum, or to conduct solicitations *for other proper purposes*" (emphasis added). The language in the second paragraph is not phrased as an exception to the first paragraph, and there is no explanation or elaboration on what may make a solicitation "proper" for purposes of the second paragraph as opposed to a solicitation for any other purpose that is subject to the restrictions under the first paragraph. Thus, the Proposal expressly states both that the requested By-Law applies, and does not apply, to solicitations other than those specifically mentioned by the Proposal. This creates an internal inconsistency that is not resolved elsewhere in the Proposal.

Another internal inconsistency is that the Proposal states on the one hand that "this enhanced confidential voting requirement should apply to . . . proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote," and on the other hand that the "enhanced confidential voting requirement shall not apply to elections of directors." This second statement is not phrased as an exception to the first statement. Delaware General Corporation Law ("DGCL") §211(b) requires a corporation to hold an annual meeting of shareholders for the election of directors (unless the directors are elected by the written consent of shareholders in lieu of the shareholders' meeting). In addition, the Company's By-Laws provide for an "annual meeting of the shareholders for the election of Directors." The By-Laws further provide that "[e]ach director nominee shall be elected to the Board of Directors by the vote of the majority of the votes cast with respect to that director nominee's election at any meeting for the election of directors at which a quorum is present, provided that the director nominees shall be elected by a plurality of the votes cast if the number of nominees exceeds the number of directors to be elected." Although the Board has the power to fill vacancies on the Board, the only method by which directors may be elected pursuant to the Company's By-Laws is a vote by the Company's shareholders. The election of directors is required to be submitted to shareholders by the DGCL and the Company's By-Laws; therefore, because the Proposal provides initially that the requested By-Law applies to "proposals required by law, or the Company's Bylaws," but then provides that the requested By-Law "shall not apply to elections of directors,"[1] the Proposal is contradictory.

In addition, the Proposal is excludable under Rule 14a-8(i)(3) because the Proposal's requirement that specified information "shall not be available to management" is, in the context of the proxy solicitation and voting procedures in place in the United States, so vague and misleading that neither shareholders nor the Board would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. In this regard, the Proposal fails to address certain fundamental aspects of the Company's proxy voting process. In uncontested proxy solicitations, which are the subject of the Proposal, a company is provided an omnibus proxy by Broadridge Financial Solutions, Inc. (as agent for its bank and broker-dealer clients) that reflects the aggregated voting instructions that it has solicited from a company's beneficial owners. This information does not identify a particular beneficial owner by name or

---

1 While the Proposal provides that the confidential voting requirement "shall not apply to elections of directors . . . except at the Board's discretion," this language does not resolve the internal inconsistency with the Proposal. Specifically, the Proposal provides initially that the confidential voting requirement is mandatory for the election of directors, then later provides that it is optional as it is subject to the Board's discretion. These two standards are clearly in conflict, and the Proposal provides no guidance that would inform shareholders or the Company as to whether the confidential voting requirement is required to apply to the election of directors or whether the Board has discretion as to whether it applies.

by any other identifiers, such as account number or address.[2] These proxy votes are provided by banks and brokerage firms as part of a complex system of Commission and stock exchange rules that require banks and brokerage firms to distribute proxy materials to their customers, collect voting instructions and forward the votes to companies. Similarly, shareholders of record, who directly own a company's shares in their own name, return their proxies by mail or other means throughout the period from the date the proxy is mailed until the date of the annual meeting. The Proposal suggests that there is some process that can be effected through a Company By-Law that would control when third parties make their proxy votes available to the Company, and even suggests that, in the context of a single annual meeting, votes on certain proposals must not be available to management and the Board while those on other proposals would be available. However, because the Proposal does not recognize or address the complex voting process that is involved in the Company's solicitation of proxies, shareholders and the Company are unable to determine with any reasonable certainty what the Proposal requires and likely would have widely differing views on what it would mean to implement the Proposal. *See, supra, Capital One Financial Corp.* (avail. Feb. 7, 2003); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). The failure to address such fundamental aspects of the Company's proxy voting process renders the Proposal impermissibly vague and indefinite so as to be inherently misleading.

Similar to the proposals in the precedent cited above, in the current instance the Proposal uses inconsistent and ambiguous language that provides for alternative interpretations, but fails to provide any guidance as to how the inconsistencies and ambiguities should be resolved. Given the different implications of requiring, or not requiring, that the requested By-Law apply to matters that are not explicitly enumerated in the Proposal and the election of directors, and the ambiguity as to exactly what can and cannot be done with voting instructions received from shareholders, it is impossible to fully understand what is being requested in the Proposal and how it would be implemented. As a result, the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and if the Proposal were included in the 2014 Proxy Materials, the Company's shareholders voting on the Proposal would not have any reasonable certainty as to the actions or measures upon which they would be voting. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

---

2 K. Gumbs et al., *Debunking the Myths Behind Voting Instruction Forms and Vote Reporting*, Corporate Governance Advisor at 5-6 (July/August 2013).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, the first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.*

While the Proposal is inconsistent as to when the requested By-Law would apply and ambiguous as to what type of restrictions on the availability of information the Proposal would require,[3] the Proposal operates broadly to restrict communications between the Company and its shareholders by restricting the use of additional proxy solicitations. Thus, instead of implicating any significant policy issue, the thrust and focus of the Proposal relates to the communications with, and solicitation of, its shareholders, matters that implicate the Company's ordinary business.

The Staff has recognized that shareholder proposals that are drafted so broadly as to impact a company's communications with shareholders on ordinary business matters are excludable under Rule 14a-8(i)(7). For example, recently in *Peregrine Pharmaceuticals, Inc.* (avail. July 16, 2013), the proposal required the company to answer investor questions related to company operations on all public company conference calls in the manner specified in the proposal. In concurring with the exclusion of the proposal, the Staff noted that "the proposal relates to the ability of shareholders to communicate with management, board members and consultants during conference calls. Proposals concerning procedures for enabling shareholder communications on

---

[3] As noted *supra*, at note 2 and accompanying text, the proxy voting information furnished to the Company by Broadridge in advance of an annual meeting does not identify a particular beneficial owner by name or by any other identifiers, such as account number or address.

matters relating to ordinary business generally are excludable under [R]ule 14a-8(i)(7)." *See also XM Satellite Radio Holdings Inc.* (avail. May 14, 2007) (Staff concurred with the exclusion of a shareholder proposal requesting that the board "impose a monetary fine upon the [c]ompany [o]fficer for failing to promptly respond to shareholder letters" and implement a shareholder response policy specified in the proposal, where the Staff noted that the proposal related to "procedures for improving shareholder communications"); *Advanced Fibre Communications, Inc.* (avail. Mar. 10, 2003) (Staff concurred with the exclusion of a proposal that requested the establishment of an "Office of the Board of Directors" to facilitate communication among non-management directors and shareholders, noting that the proposal related to "procedures for enabling shareholder communications"); *PeopleSoft, Inc.* (avail. Mar. 14, 2003) (same); *Jameson Inns, Inc.* (avail. May 15, 2001) (Staff concurred in the exclusion of a proposal urging the board to consider new ideas for improving shareholder communications as it related to "procedures for improving shareholder communications").

The Staff also has recognized that proposals attempting to restrict or regulate how and when a company solicits its shareholders implicate ordinary business. For example, in *General Motors Corp.* (Mar. 15, 2004), a proposal requested that, if "GM solicits shareholder votes, below the threshold number for a report to the Securities and Exchange Commission that the company provide the same list with complete contact information to the proponents of the shareholder proposals which the GM solicitation targets." The Staff concurred that the proposal properly could be excluded under Rule 14a-8(i)(7) "as relating to General Motors' ordinary business operations (*i.e.*, provision of additional proxy solicitation information)." Likewise, in *The Boeing Co.* (Feb. 20, 2001), the Staff concurred in the exclusion of a proposal that requested that any additional soliciting materials that the company distributed "must disclose: (1) the complete text for each shareholder resolution; and following the election disclose (2) funds the company spends on additional requests for shareholder votes." The Staff concurred in exclusion of the proposal "as relating to [the company's] ordinary business operations (*i.e.*, the presentation of additional proxy solicitation expenses in reports to shareholders)." *FirstEnergy Corp.* (Feb. 26, 2001) (same).

The Proposal would restrict even some of the most basic and neutral forms of communications between the Company and its shareholders prior to an annual meeting. For example, the Proposal allows the Company to monitor the extent of voting to determine a quorum, but would not permit the Company to use such information as a basis for asking shareholders to vote. As the Proposal seems to recognize, monitoring voting returns to determine whether a quorum will be achieved is one of the most basic and common company tasks with respect to an annual meeting. Likewise, Rule 14a-6(f) under the Securities Exchange Act of 1934 recognizes that communications which do no more than request that forms of proxy theretofore solicited be signed and returned are so basic that they need not be filed with the Commission. Nevertheless, because such a communication would constitute a "solicitation,"[4] it would be prohibited under the Proposal. The Proposal's application to such routine communications with shareholders in the context of uncontested proxy solicitations implicates the same general shareholder communications that rendered the proposals in *Peregrine Pharmaceuticals*, *General Motors Corp.* and the other precedent cited excludable.

Even if the Proposal also touches upon a significant policy issue, because the Proposal applies broadly to communications that do not raise significant policy implications and are part of a company's ordinary communications with its shareholders, the Proposal remains excludable under Rule 14a-8(i)(7). *See Apache Corp.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal requesting the implementation of equal employment opportunity policies based on specified principles, where the Staff noted that "some of the principles relate to Apache's ordinary business operations"); *General Electric Co.* (avail. Feb. 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method); *Intel Corp.* (avail. Mar. 18, 1999) (concurring in the exclusion of a proposal recommending that the company implement an "Employee Bill of Rights" because there was "some basis for [the] view that Intel may exclude the proposal under [R]ule 14a-8(i)(7), as relating, in part, to Intel's ordinary business operations"); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring in the exclusion of a proposal requesting a report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations").

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter,

---

4 Rule 14a-1 defines "solicitation" to encompass "[a]ny request for a proxy whether or not accompanied by or included in a form of proxy" and "[a]ny request to execute or not to execute, or to revoke, a proxy."

please do not hesitate to call me at (202) 955-8287, or Stacy S. Ingram, the Company's Senior Counsel – Corporate and Securities and Assistant Secretary, at (770) 384-2858.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Stacy Ingram, The Home Depot, Inc.
John Chevedden

101659142.5

GIBSON DUNN

EXHIBIT A

From: ***FISMA & OMB Memorandum M-07-16*** [mailto:***FISMA & OMB Memorandum M-07-16***]
Sent: Friday, November 22, 2013 4:23 PM
To: Ingram, Stacy
Cc: Finger, Ben; Adam E Berry
Subject: Rule 14a-8 Proposal (HD)

Dear Ms. Ingram,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Francis S. Blake
Chairman of the Board
The Home Depot, Inc. (HD)
2455 Paces Ferry Road NW
Atlanta GA 30339
Phone: 770 433-8211
FX: 302-636-5454

Rule 14a-8 Proposal

Dear Mr. Blake,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

November 22, 2013
Date

cc: Teresa Wynn Roseborough
Corporate Secretary
Stacy Ingram <stacy_ingram@homedepot.com>
Ben Finger <Ben_Finger@homedepot.com>
Adam E Berry <adam_e_berry@homedepot.com>
FX: 770-384-5842

[HD: Rule 14a-8 Proposal, November 22, 2013]

4* – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under NYSE rules; 2) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and 3) shareholder resolutions submitted for inclusion in the proxy pursuant to SEC Rule 14a-8.

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes.

Management is able to monitor voting results and take steps to influence the outcome on matters where they have a direct personal stake such as such as ratification of stock options or other executive pay plans. As a result, a Yale Law School study concluded: "Management-sponsored proposals (the vast majority of which concern the approval of stock options or other bonus plans) are overwhelmingly more likely to win a corporate vote by a very small amount than lose by a very small amount to a degree that cannot occur by chance."

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our board D. GMI said that Home Depot did not disclose minimum stock ownership for our directors. We did not have an independent board chairman and our Lead Director, Bonnie Guiton, had 14-years long tenure (independence concern) and was on the boards of 4 companies (over-commitment concern). Armando Codina received our highest negative votes and was involved with the bankruptcies of General Motors and AMR Corporation. Karen Katen was also involved with the bankruptcy of General Motors and was on the boards of 4 companies (over-commitment concern).

In regard to executive pay there was $14 million for Francis Blake. Home Depot could also give long-term incentive pay to Mr. Blake for below-median performance. GMI said the identification and use of alternative energy sources is an increasingly important factor in improving a company's ability to reduce its future environmental impacts and control future costs. Home Depot was flagged for its limited efforts in this area.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Confidential Voting – Proposal 4*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

• 2455 Paces Ferry Road N.W. • Atlanta, GA 30339-4024

Email: stacy_ingram@homedepot.com
(770) 384-2858 • Fax: (770) 384-5842

November 26, 2013

Stacy Ingram
Senior Counsel – Corporate and Securities and
Assistant Corporate Secretary

VIA E-MAIL ***FISMA & OMB Memorandum M-07-16*** **& OVERNIGHT MAIL**

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Confidential Voting Proposal

Dear Mr. Chevedden:

I am writing on behalf of The Home Depot, Inc. (the "Company"), which received on November 22, 2013 your shareholder proposal entitled "Confidential Voting" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 22, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 22, 2013); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your

ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 22, 2013).

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 22, 2013). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 22, 2013), the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 2455 Paces Ferry Road, C20, Atlanta, GA 30339. Alternatively, you may transmit any response to me by email at stacy_ingram@homedepot.com or by facsimile at (770) 384-5842.

If you have any questions with respect to the foregoing, please contact me at (770) 384-2858. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Very truly yours,

Stacy Ingram

Enclosure

cc: Teresa Wynn Roseborough

From: ***FISMA & OMB Memorandum M-07-16*** [mailto:***FISMA & OMB Memorandum M-07-16***]
Sent: Friday, November 29, 2013 3:55 PM
To: Ingram, Stacy
Cc: Finger, Ben; Adam E Berry
Subject: Rule 14a-8 Proposal (HD) nfn

Dear Ms. Ingram,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

Post-it® Fax Note 7671	Date 11-29-13 # of pages ▶
To Stacy Ingram	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 770-384-5842	Fax #

November 29, 2013

John R. Chevedden
Via facsimile ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 100 shares of FirstEnergy Corp. (CUSIP: 337932107, trading symbol: FE), no fewer than 100 shares of Home Depot, Inc. (CUSIP: 437076102, trading symbol: HD), no fewer than 100 shares of Aetna Inc. (CUSIP: 00817Y108, trading symbol: AET), no fewer than 48 shares of Comcast Corp. (CUSIP: 20030N101, trading symbol: CMCSA) and no fewer than 100 shares of Intel Corp. (CUSIP: 458140100, trading symbol: INTC) since September 1, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and a Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W954539-29NOV13

From: STACY_INGRAM@homedepot.com
Sent: Tuesday, December 03, 2013 10:23 AM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Ben_Finger@HomeDepot.com
Subject: RE: Rule 14a-8 Proposal (HD) nfn

Mr. Chevedden,

We have received your stock ownership letter.

Thank you,

Stacy S. Ingram
Sr. Counsel - Corporate & Securities
The Home Depot
2455 Paces Ferry Road, C-20
Atlanta, GA 30339
Ph: (770) 384-2858
Cell: (404) 797-7180
Fax: (770) 384-5842
stacy_ingram@homedepot.com

From: Ingram, Stacy
Sent: Monday, December 09, 2013 6:03 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Finger, Ben
Subject: RE: Rule 14a-8 Proposal (HD) tdt

Dear Mr. Chevedden,

We have received the letter referenced below. Please see the attached letter regarding your proposals.

Sincerely,

Stacy S. Ingram
Sr. Counsel - Corporate & Securities
The Home Depot
2455 Paces Ferry Road, C-20
Atlanta, GA 30339
Ph: (770) 384-2858
Cell: (404) 797-7180
Fax: (770) 384-5842
stacy_ingram@homedepot.com

From: ***FISMA & OMB Memorandum M-07-16*** [mailto:***FISMA & OMB Memorandum M-07-16***]
Sent: Wednesday, December 04, 2013 9:48 PM
To: Ingram, Stacy
Cc: Finger, Ben; Adam E Berry
Subject: Rule 14a-8 Proposal (HD) tdt

Dear Ms. Ingram,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden
cc: Myra K. Young

2455 Paces Ferry Road, N.W. • Atlanta, GA 30339-4024

Email: stacy_ingram@homedepot.com
(770) 384-2858 • Fax: (770) 384-5842

December 9, 2013

Stacy Ingram
Senior Counsel – Corporate and Securities and
Assistant Corporate Secretary

VIA E-MAIL ***FISMA & OMB Memorandum M-07-16*** ***AND OVERNIGHT MAIL***
John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of The Home Depot, Inc. (the "Company"), which on November 22, 2013, received from you a shareholder proposal entitled "Confidential Voting" (the "Confidential Voting Proposal") and on November 25, 2013 received from you a shareholder proposal entitled "Special Shareowner Meetings" (the "Special Meetings Proposal") for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting"). This letter supplements the two November 26, 2013 letters that we sent to you.

The e-mail you submitted on November 25, 2013 included a letter, dated November 24, 2013, purportedly appointing you and/or your designee as Myra K. Young's proxy to submit the Special Meetings Proposal on her behalf pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8. However, Rule 14a-8 does not provide for a shareholder to submit a shareholder proposal through the use of a proxy such as that purportedly provided by Ms. Young. Instead, Rule 14a-8 specifically provides that references throughout the rule to "you" mean "a shareholder." Accordingly, if Ms. Young is the proponent of the Special Meetings Proposal, we believe that your submission does not satisfy Rule 14a-8, and Ms. Young must submit the Special Meetings Proposal to the Company in accordance with the procedures set forth in Rule 14a-8 (including submitting proof of continuous ownership of Company stock for the one-year period preceding and including the date Ms. Young then submits the Special Meetings Proposal to the Company).

If instead you are the proponent of the Special Meetings Proposal, as now appears to be the case, then please be advised that, pursuant to Rule 14a-8(c), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. It appears that you have submitted both the Confidential Voting Proposal and the Special Meetings Proposal for the Company's 2014 Annual Meeting. You must correct this procedural deficiency by indicating which proposal you would like to submit and which proposal you would like to withdraw.

As noted above, the SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 2455 Paces Ferry Road, C20, Atlanta, GA 30339. Alternatively, you may transmit any response by email at stacy_ingram@homedepot.com or by facsimile to me at (770) 384-5842.

If you have any questions with respect to the foregoing, please contact me at (770) 384-2858. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Stacy Ingram

cc: Myra K. Young

Enclosure